Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	March 31,
	2016	2015
Income from continuing operations before income taxes	$99,664	$135,596
Add:
Interest expense	35,264	43,584
Portion of rent expense representative of the interest factor	3,767	4,191
Income as adjusted	$138,695	$183,371

Fixed charges:
Interest expense	$35,264	$43,584
Portion of rent expense representative of the interest factor	3,767	4,191
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	7,470	7,457
Total fixed charges	$46,501	$55,232

Ratio of earnings to fixed charges	2.98	3.32

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.